SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-14483
_____________________________________

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELEMIG CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Exhibit Number	Description
1.
Notice of Material Fact dated May 29, 2009 regarding the terms and conditions of (i) the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and (ii) the merger of shares of Telemig Celular Participações S.A. into Vivo Participações S.A.

2.	Protocol of Merger of Shares and Instrument of Justification of Telemig Celular Participações S.A. into Vivo Participações S.A.

3.	Protocol of Merger of Shares and Instrument of Justification of Telemig Celular S.A. into Telemig Celular Participações S.A.

4.	Call Notice for Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A.

5.	Call Notice for Extraordinary General Shareholders’ Meeting of Telemig Celular S.A.

6.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular Participações S.A. held on May 29, 2009.

7.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular S.A. held on May 29, 2009.

ITEM 1

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

NOTICE OF MATERIAL FACT

The Managements of Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A. ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in compliance with and for the purposes of CVM Instructions Nr. 319/99 and 358/02, and in addition to the Notice of Material Fact disclosed on March 20, 2009 (“First Notice of Material Fact”), inform that, on the date hereof, their respective Board of Directors’ have approved the terms and conditions of the Corporate Restructuring, regarding the merger of shares of TC into TCP, and of TCP into Vivo Part., as described below:

The Managements of the companies understand that the Corporate Restructuring, with the following concentration of the shareholders of the Companies in only one publicly-held company, is justified as it will allow their shareholders to participate in a company with higher liquidity in Brazilian and foreign stock exchanges, and, also, will simplify the current organizational structure, reducing management costs and facilitating the unification, standardization and the rationalization of the general administration of the Companies.

1. Corporate Restructuring. As disclosed in the First Notice of Material Fact, the totality of shares of TC shall be merged into the net worth of TCP, and the holders of the merged shares of TC shall be directly granted new shares that they are entitled to in TCP. On the same date thereof, the shares of TCP shall be merged into Vivo Part., and the holders of the merged shares of TCP (including those shares resulting from the merger of TC) shall be directly granted new shares that they are entitled to in the merging company Vivo Part. Accordingly, TC shall become a wholly-owned subsidiary of TCP, and TCP shall become a wholly-owned subsidiary of Vivo Part., pursuant to article 252 of Law No. 6.404/76.

Considering that TC will become a wholly-owned subsidiary of TCP, and that TCP will become a wholly-owned subsidiary of Vivo Part., their registrations with CVM and BM&FBOVESPA will be cancelled, as well as the registrations of TCP with the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange “NYSE”, eliminating the costs related thereto.

2. Companies Shares and Exchange Ratio.

2.1. Merger: the merger of shares of TC will not result in the modification to the amount or composition of its shares per class, which will be, thereupon, totality held by TCP. The holders of the common and preferred shares of TC merged into the net worth of TCP will receive new shares of TCP of the same class, i.e., the merged preferred shares shall be replaced by new preferred shares of TCP, of single class, to be issued to the respective holder and the merged common shares of TC will be

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

replaced by new common shares of TCP, to be issued to the respective holder. In the same way, shareholders of TCP holding common or preferred shares merged into the net worth of Vivo Part. will receive new shares of Vivo Part. of the same class they held before. The merger of shares of TCP will not result either in the modification to the amount or composition of its shares per class, which will be, thereupon, totally held by Vivo Part.

2.2. Exchange Ratio: The exchange ratio of shares issued by TC to be merged into TCP, and of shares issued by TCP to be merged into Vivo Part. were set forth based on the respective economic values of each company, as appraised by Citigroup Global Markets Inc. (“Citi”) pursuant to the discounted cash flow methodology, on March 31, 2009, as well as to the recommendations of the Special Committees referred to in item 2.2.1, resulting in the following: (i) TC / TCP Ratio: for each common or preferred share of TC, 17.40 shares of TCP of the respective class shall be issued, and (ii) TCP / Vivo Part. Ratio: for each common or preferred share of TCP, 1.37 shares of Vivo Part. of the respective class shall be issued.

Upon the completion of the Corporate Restructuring, the shareholders of TC, whose shares were merged into TCP, shall receive shares issued by Vivo Part. Accordingly, in connection with the shares of TC and only as an example, the calculation of the amount of shares that such shareholders shall receive from Vivo Part. can be made as follows:

Amount of shares of TC held by the shareholder x TC/TCP Ratio = Y

Y x TCP/Vivo Ratio = amount of shares issued by Vivo Part. that shall be granted to the shareholder of TC

Considering the provisions of article 49 of the bylaws of TCP, and article 30 of the bylaws of Vivo Part., Citi has declared that, since the exchange ratios set forth by the Boards of Directors of the Companies are within the exchange ratio range obtained from the values of the Companies resulting from the valuation report, Citi understands that an equal treatment was given to the interested Companies.

The shareholders of the Companies, whose shares are merged and that, pursuant to the exchange ratio, are entitled to fractions of shares, at the end of the Corporate Restructuring, shall receive, pro rata proportionally to their fractions, the net value of the grouped fractions of shares at market prices, obtained upon an auction (or auctions, if the case may be), to be held at BM&FBOVESPA. Such payment to the shareholders shall be made within five (5) business days from the date when the last auction is held.

2

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

2.2.1. In addition to the reports prepared by Citi and its understanding expressed pursuant to its condition as a financial advisor of the Companies involved in the Corporate Restructuring, the Special Committees formed in TC and TCP, pursuant to and for the purposes of the provisions of Parecer de Orientação CVM nº 35/08 (“Special Committees”), reviewed the reports and the exchange ratios proposed for the Corporate Restructuring, with the support of Banco Bradesco BBI S.A. (“Bradesco BBI”) as an independent financial advisor hired specifically to assist the Special Committees in their duties. After evaluating the proposals jointly with Bradesco BBI, the Special Committees presented their opinion to the Managements of TC and TCP, respectively, recommending that the exchange ratios placed within the ranges appointed by the Committees to the respective Boards of Directors of the Companies, which, on their turn, are within the ranges included in the report prepared by Citi, are adequate.

2.3. Other Valuations: in compliance with the provisions of article 264 of Law No. 6.404/76, the specialized company Planconsult Planejamento e Consultoria Ltda. (“Planconsult”) was hired to appraise the net worth of TCP, TC and Vivo Part. at market price, following the same criteria and on the same reference date, and to disclose such parameter to the shareholders of the Companies in compliance with said legal provisions. According to such criteria, (i) the exchange ratio of TC shares for TCP shares would be of 13.912301 common or preferred shares of TCP for each share of TC of the same class, and (ii) the exchange ratio of TCP shares for common or preferred shares of Vivo Part. would be of 1.697712 shares of the same class of Vivo Part. for each share of TCP.

2.4. Capital Increases in the Merging Companies: TC shares to be merged into TCP and TCP shares to be merged into Vivo Part. were appraised in compliance with the provisions of article 252, first paragraph, combined with article 8, both of them of Law No. 6.404, of December 15, 1976, based on their respective economic values, as of March 31, 2009, by Planconsult, "ad referendum" of the shareholders of the Companies, and the following amounts were obtained for each one: (i) value of TC shares value: R$ 675,042,982.18, and (ii) value of TCP shares: R$ 1,879,727,592.70.

The variations in the net worth occurred in the Companies between the reference date of the valuation report of their economic value and the date of the shareholders’ meeting that approves the Corporate Restructuring shall remain in each one of them.

In case of approval of the merger of TC shares into TCP, by its shareholders, the capital stock of TCP shall be increased in the amount of R$ 461,368,861.48, resulting in a total capital stock of R$ 1,084,719,438.71. In addition, in case of approval of the merger of TCP shares into Vivo Part., by its shareholders, the capital stock of Vivo Part. shall be increased in the amount of R$ 1,879,727,592.70, resulting in a total capital stock of R$ 8,780,150,322.86.

3

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

3. Shareholders’ Rights. The bylaws of Vivo Part., Chapters II and III, will be amended as a result of the Corporate Restructuring, in order to reflect the change in the amount of its capital stock and amount of common and preferred shares representing it. The bylaws of TC and TCP will be adapted, in the proper moment, to the conversion of such Companies into wholly-owned subsidiaries.

3.1. The new shares of TCP to be issued as a result of the Corporate Restructuring and granted to shareholders of TC shall be entitled to the same rights of the currently outstanding shares of TCP, of the common class and preferred single class. Accordingly, the new shares to be issued by Vivo Part. in connection with the merger of TCP shares (including those issued in exchange to merged shares of TC), will grant their holders the same rights of the currently outstanding common and preferred shares of Vivo Part.

Shareholders of the Companies, which shares will be merged, shall become holders of the shares of the respective merging company, of the same class as the shares they held before and with the political and equity advantages informed in the chart below, which also describes the current rights granted by the shares of the Companies for the purpose of comparison:

Telemig Celular S.A.	Telemig Celular Participações S.A.	Vivo Participações S.A.
Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting..	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.
2. Dividends: mandatory minimum of 25% of the adjusted net profit.	2. Dividends: mandatory minimum of 25% of the adjusted net profit.	2. Dividends: mandatory minimum of 25% of the adjusted net profit.
Preferred Shares

1. Political rights: the preferred shares of all classes do not have the right to vote, having, on the other hand, the right to elect, by separate ballot, a member of the Board of Directors.

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

(a) in the resolutions in the shareholders meeting regarding the approval of the execution of agreements of long term between the company or its controlled companies, in one side, and the controlling shareholders or the controlled companies, affiliates, subject to common control or controlling shareholders of this last one, or that constitutes, in any other way, parties related to the Company, except when the agreements comply with the uniform clauses;

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

(a) in the resolutions in the general shareholders meeting regarding the approval of agreement with related parties, in which the terms and conditions are more onerous than the ones normally adopted in the market;

(b) in the resolutions that refers to the amendment or revocation: (i) of article 9 (approval of the agreements with related parties, as described above); (ii) sole paragraph of article 11 (call notice of general

4

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

(b) in the resolutions that refers to the amendment or revocation: (i) of article 14, II (approval of agreements as described above); (ii) sole paragraph of article 15 (call notice of General Shareholders’ Meeting shall be with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call); (iii) article 49 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

shareholders’ meeting with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call) and (iii) article 30 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

Obs.: the preferred shares, currently, grant their holders the right to vote, temporarily, until the payment of the dividends that they are entitle to (declared in the Ordinary Shareholders’ Meeting held in 2009, for the payment until December 30, 2009).

2. Financial Rights:	2. Financial Rights:	2. Financial Rights:

Class “A”: priority in the reimbursement of the capital without premium and with right to receive dividends superior to, in 10% (ten per cent), the amount of dividends paid to the common shares;

Class "B”: priority in the reimbursement of the capital without premium and in the receipt of fixed and cumulative dividends of 9% (nine per cent) per year, calculated over the amount resulting from the division of the part of the capital stock, represented by the referred class, by the total amount of shares of such class;

Class "C": priority in the reimbursement of capital without premium and in the receipt of fixed and non cumulative dividends of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock, representing by the referred class, by the total amount of shares of such class, after the priority dividends of preferred shares  Class “B” are paid

Classes "D" and “E”: priority in the reimbursement of capital without premium and in the receipt of fixed dividend (Class “D”) / minimum dividend (Class “E”) and non cumulative of 6% (six per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Priority in the reimbursement in the capital, without Premium and payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) priority in the receipt of minimum dividends non cumulative corresponding to 3% (three per cent) of the net asset value of the share; and

- Right to participate in the distributed profits in equal conditions to the common shares, after the dividend equal to the minimum is guaranteed to those shares.

Priority in the reimbursement of the capital, without premium and priority in the payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) 3% (three per cent) per year, over the amount resulting from the division of net equity by the total amount of shares of the Company; and

- Right to participate in the profits distributed in equal conditions as the common shares, after the dividend equal to the minimum is guaranteed to those shares.

5

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

Class "F": priority in the reimbursement of capital without premium and in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class "G": priority in the reimbursement of capital without premium and the right of payment of dividends, as the criteria herein below, alternatively, considering the one that represents the highest amount: I - priority in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of the capital stock, represented by the referred class, by the total amount of shares of that class, issued by the Company; or II - the right to participate in the dividends to be distributed in the terms of article 39, sole paragraph, of the Bylaws, according to the following criteria:
a) priority in the receipt of minimum non cumulative dividends corresponding to 3% (three per cent) of the net asset value of the share; and
b) the right to participate in the profits distributed in equal conditions as the common shares, after it is guaranteed the dividend equal to the minimum prioritized established in accordance with item “a” above.

2.  The preferred shares class “B” and “C” might be redeemed, at any time, by the amount calculated as provided in article 11 of the Bylaws, or by the stock market value, when it is superior to the above, as per the resolution of Shareholders’ Meeting, chosen randomly, if the cash and cash equivalents of the Company do not permit the total redemption.

3. Dividends shall be paid with priority to the preferred shares, attending the priorities, successively and in this order, of preferred shares of B, C, D, E, F and G classes, up to the

6

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

limit of their preference, allocating the balance for the payment of dividends to the other shares, granting to Class “A” preferred shares an amount that is 10% higher than the amount paid to common shares. The balance will be distributed amongst common shares and preferred shares of classes A, E and G in equal conditions between them, though the participation of class “G” preferred shares in the balance shall only occur in case of receiving minimum dividends of 3% of the asset value of the share (article 11, VII, ‘II’ of the bylaws of the Company).

4. The holders of preferred shares classes A, B, C, D, E and F can, during a 90 day period, as from the publishing of the minutes of the General Shareholders’ meeting that has approved the creation of class “G”, exercise the right to convert their shares into shares of such class.

3.2. Dividends: shares issued by Vivo Part. to be granted to shareholders of TCP (including those  resulting from the merger of TC shares into TCP) will be entitled to full dividends and/or interests on shareholders’ equity (or other compensations) that are declared by Vivo Part.

4. Additional Information.

4.1. Shareholders’ Meetings: on the next June 1st, the respective call notices to the Extraordinary General Shareholders’ Meetings of the Companies, in which the intended Corporate Restructuring will be resolved, shall be published, provided that the estimate date for holding such Meetings is July 14, 2009. The effective holding of the Meetings is subject to the registration to be obtained with the Securities Exchange Commission – SEC, as required by the regulation of such North-American commission, in view of the ADRs of TCP and Vivo Part. traded at NYSE.

4.2. Right to Withdraw: shareholders holding common and preferred shares of TC, as well as shareholders holding common and preferred shares of TCP, and shareholders holding common shares of TCP that dissent from the Corporate Restructuring will have, as of the date the General Shareholders’ Meetings of the Companies resolve such matter, the right to withdraw, upon the reimbursement of the shares of the respective Companies they were shareholders on March 23, 2009, date on which the First Notice of Material Fact was published.

7

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

Holders of preferred shares of Vivo Part. shall not have the right to withdraw, since such shares have liquidity and market dispersion, as defined in article 137, II, items a and b of Law No. 6.404/76.

Pursuant to article 137, IV and V, of Law No. 6.404/76, the term for exercising the right to withdraw consists of 30 days as of the date the minutes of the Shareholders’ Meetings that approve the Corporate Restructuring are published, same date in which, by the publishing of a Notice to Shareholders, the limit date for exercising such right, the form and qualification conditions, as well as other related information, shall be disclosed.

4.3. Reimbursement Amounts.

The reimbursement amounts to shareholders holding common and preferred shares of TC and TCP and common shares of Vivo Part., on the date mentioned in Section 4.2., above, that dissent from the Corporate Restructuring transaction, calculated by their respective net worth amount as per financial statements of the Companies as of March 31st, 2009, are as follows: (i) the net worth amount of TC is R$ 481.608590530 per share; (ii) the net worth amount of TCP is R$ 47.291641089 per share; and (iii) the net worth amount of Vivo Part. is R$ 22.483097320 per share.

According to the provisions of article 264, third paragraph, of Law No. 6.404/76, the non-controlling shareholders holding common and preferred shares of TCP, that dissent from the Corporate Restructuring, may choose, within the period for exercising the right to withdraw, between the reimbursement amount based on the net worth of the Company or the reimbursement amount based on its net worth evaluated at market prices.

For the purposes of the above provisions, we inform that the reimbursement amount of TCP shares, based on the net worth at market prices on March 31, 2009, is R$ 33.369841195.

4.4. Costs: the costs of the Corporate Restructuring approximately amounts to R$ 15 million, including costs of valuations, auditing, legal advisory, financial advisory, other advisories, opinions,  publications and additional related expenses.

4.5. Independency of Advisors: in connection with Citi, Bradesco BBI and Planconsult, there is no conflict or communion of interests with the controlling and minority shareholders of the Companies, their partners, or the Corporate Restructuring.

8

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

4.6. Review of the Merger by Regulatory Agencies: the current Corporate Restructuring will be submitted to the Brazilian National Telecommunications Agency – ANATEL for its knowledge, provided that its prior approval is not required. As the Corporate restructuring involves Companies of the same economic group, the transaction described herein is not subject to the approval of the Brazilian Administrative Council for Economic Defense - CADE. The holding of the Shareholders’ Meetings to resolve about the Corporate Restructuring is subject to the registration to be obtained before the Securities Exchange Commission – SEC, as required by the regulation of such North-American commission, in view of the TCP ADRs traded at NYSE

4.7. Future Transactions: once the current Corporate Restructuring is completed, the possibility of merging TCP into Vivo Part. (by then a wholly-owned subsidiary of it), subject to the required corporate and regulatory approvals, shall be considered in order to continue with the process of simplifying the corporate structure of VIVO, without representing or causing, however, modifications to its shareholding structure. Notwithstanding the foregoing, considering that such case requires the prior approval of ANATEL, said merger is not included in the Corporate Restructuring described herein.

4.8. Documents available: the documents related to the Corporate Restructuring under discussion shall be made available to their respective shareholders, for examination, as of June 1st, 2009, from 09:00AM to 12:00AM and from 02:00PM to 5:00PM, at the head office of each of the Companies, as follows: (i) Vivo Part.: Avenida Roque Petroni Junior, 1464 - 3rd floor - "B" side - Division of Corporate Matters, Morumbi, in the City of São Paulo, State of São Paulo; (ii) TC and TCP: Rua Levindo Lopes, 258, 13rd floor - Division of Corporate Matters, Funcionários, in the City of Belo Horizonte, State of Minas Gerais.

The access to said documents and information will be allowed to the shareholders of the respective Companies that present the statement with their shareholding, issued, at most, two (2) days in advance. More information can be obtained by telephone number 011 7420-1172, with the team of the Investor Relations Office.

Notice pursuant to the rules of U.S. Securities and Exchange Comission, or SEC: This Notice of Material Fact is only information distributed by the Companies to their shareholders in connection with a actions to be taken by these shareholders at an Extraordinary General Meetings of their shareholders and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

9

VIVO PARTICIPAÇÕES S.A.
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
Publicly-held Company

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

TELEMIG CELULAR S.A.
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9
Publicly-held Company

Vivo Participações S.A. and Telemig Celular Participações S.A. inform to their investors of American Depositary Shares and Vivo Participações S.A., Telemig Celular S.A. and Telemig Celular Participações S.A. inform to the U.S. holders of common and preferred shares of the Companies that they will file a registration statement with the SEC in connection with the transactions described in the Notice of Material Fact. The investors of American Depositary Shares of Vivo Part. and of TCP and to the U.S. holders of common and preferred shares of TC, TCP and Vivo Part. are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, once such documents will contain important information. The U.S. prospectus/Information statement addressed to the investors of American Depositary Shares of the TCP and Vivo Part. amd of holders of common and preferred shares of TCP, TC and of Vivo Part. will be filed at SEC as part o f the Registration Statement in Form F-4 of Vivo Part. and of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by TCP and by Vivo Part. with SEC at the website of SEC, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from Vivo Part. and TCP.

São Paulo, May 29, 2009.

Ernesto Gardelliano Investor Relations Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.	Roberto Oliveira de Lima President Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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ITEM 2

Protocol of Merger of Shares and
Instrument of Justification of

Telemig Celular Participações S.A.
into
Vivo Participações S.A

By this private instrument, the parties described below, by their respective Officers, in witness thereof, enter this Protocol of Merger of Shares and Instrument of Justification (“Protocol”), in accordance with articles 224, 225, 226 and 252 of Law No. 6,404, dated as of December 15, 1976, observing the applicable provisions of Instruction No. 319 of December 03, 1999, issued by the Brazilian Securities Exchange Commission - Comissão de Valores Mobiliários (“CVM”).

(a)           Vivo Participações S.A., publicly-held corporation, with head office located at Av. Roque Petroni Junior, No. 1464, in the City of São Paulo, State de São Paulo, enrolled with CNPJ/MF under No. 02.558.074/0001-73, herein represented in accordance with its bylaws (“Vivo Part.” or “Merging Company”) by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No. 860.196.518-00, resident and domiciled in the Capital of the State of São Paulo and with professional address at Av. Roque Petroni Junior 1464, 6º floor, side A, Morumbi, São Paulo – SP – Chief Executive Officer, and Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled in the Capital of the State of São Paulo, with professional at Av. Roque Petroni Junior No. 1464, 6º Floor, side A, Morumbi, CEP 04707-000, Vice-President Executive of Finance, Planning and Controlling;

(b)           Telemig Celular Participações S.A, publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.558.118/0001-65, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No.  860.196.518-00, resident and domiciled in the Capital of State de São Paulo, and with professional address at Av. Roque Petroni Junior 1464, 6º Floor, side A, Morumbi, São Paulo/SP, Chief Executive Officer,  and Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled at Capital of the State of São Paulo, with professional address at Av. Roque Petroni Junior No. 1464, 6º Floor, side A, Morumbi, CEP 04707-000, Chief Financial Executive (“Telemig Part.” or “Merged Company”);

being Vivo Part. and Telemig Part., referred to jointly as “Parties”;

1.	Justification

WHEREAS Vivo Part. is the controlling shareholder of Telemig Part., holder of 97.036% of its common shares;

WHEREAS the current organizational structure of the Parties is composed of three publicly-held company, being two of them, Vivo Part. and Telemig Part., with American Depositary Receipts traded abroad;

WHEREAS that in addition to the Parties, Telemig Celular S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.320.739/0001-06 (“Telemig Celular”), is also a part of the organizational structure above mentioned, being Telemig Celular shares traded on BM&F BOVESPA S.A., operator of the SMP in the whole State of Minas Gerais, and being Telemig Celular controlled by Telemig Part., holder of 89.17% of its common shares, being Vivo Part. holder of about  8.96% of its common shares and 7.40% of its total capital;

The Parties understand that the simplification of the corporate structure, by means of the merger of shares of Telemig Part. into Vivo Part. as per the terms of this Protocol, subsequently after the merger of shares of Telemig Celular into Telemig Part., as described on the Notice of Material Fact as of March 20, 2009 (“Corporate Restructuring”) is justified, as it will decrease the administrative costs, as well as it will allow the shareholders of the involved companies to participate in only one company with shares traded in Brazilian and foreign stock exchanges, resulting in a higher liquidity, and also facilitating the unification, standardization and the rationalization of the general administration of the Companies involved.

2.	Capital Stock of the Merging Company and of the Merged Company.

2.1.          Capital Stock of Telemig Part.: The capital stock subscribed and paid-in of Telemig Part. before the merger of shares of Telemig Celular referred above was of R$ 623,350,577.23 (six-hundred and twenty-three million, three hundred and fifty thousand and five hundred and seventy-seven reais and twenty three cents), divided into 37,488,145 (thirty seven million, four hundred and eighty-eight thousand and one hundred and forty-five) shares, being 13,689,091 (thirteen million, six hundred and eighty-nine thousand and ninety one) common shares and

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23,799,054 (twenty-three million, seven hundred and ninety-nine thousand and fifty-four) preferred shares, book-entry and without par value.

In case of approval of the merger of shares of Telemig Celular into Telemig Part., the capital stock of Telemig Part. will amount to R$ 1,084,719,438.71 (one billion, eighty four million,  seven hundred and nineteen thousand, four hundred and thirty eight reais and seventy one cents) divided into 4,401,757 shares, being 15,367,791 common shares and 29,033,966 preferred shares, book-entry and without par value.

2.2.           Capital Stock of Vivo Part.: The capital stock subscribed and paid-in of Vivo Part. amounts to R$ 6,900,422,730.16 (six billion, nine hundred million, four hundred and twenty two thousand, seven hundred and thirty reais and sixteen cents), divided into 374,339,034 (three hundred and seventy four million, three hundred and thirty nine thousand and thirty four) shares, being 136,275,334 (one hundred and thirty six million, two hundred and seventy five thousand, three hundred and thirty four) common shares and 238,063,700 (two hundred and thirty eight million, sixty three thousand and seven hundred) preferred shares, book-entry and without par value.

3.	Shares to be Merged and the capital increase

3.1.           Merger of shares: In view of the merger of the totality of the shares of Telemig Part. held by non-controlling shareholders into Vivo Part., Telemig Part. shall become a wholly-owned subsidiary of Vivo Part., being granted directly to the shareholders of Telemig Part., the shares or eventually the fractions of shares that they are entitled to in Vivo Part., in accordance with the exchange ratio established in item 4.2. of this Protocol.

3.2.           Reference Date and Valuation of Telemig Part. The shares of Telemig Part. to be merged into Vivo Part. were valuated based on their economic value, on March 31, 2009 (“Reference Date”). The Valuation Report of the shares of Telemig Part. to be transferred to Vivo Part., in accordance with article 252, §1º combined with article 8º, both of Law No. 6.404, of December 15, 1976 (“Valuation Report of Capital Increase”), was elaborated by PLANCONSULT Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) "ad referendum" the shareholders of the Parties of this Protocol.

3.3.           Variations in the Net Worth. The net worth variation in Telemig Part. between the Reference Date of the transaction contemplated in this Protocol and the effectiveness of the merger of its shares, shall remain in Telemig Part..

3.4           Capital increase of Vivo Part. as a result of the Merger of Shares: If the merger of shares of Telemig Part. into Vivo Part. is approved by their shareholders, as stated in item 3.2. herein above, the amount equivalent to the value of shares of Telemig Part. evaluated in

3

R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents), as per the Valuation Report of Capital Increase will be merged into the net worth of Vivo Part., being the whole amount of R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents) as capital. Therefore, the capital stock of Vivo Part. will be increased in the amount of R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents), so that its capital stock will be changed from R$ 6,900,422,730.16 to R$ 8,780,150,322.86.

4.	Exchange Ratio of Shares, Political and Financial Rights.

4.1           Criteria for Determining the Exchange Ratio and Valuation: the exchange ratio of the of Telemig Part. to be merged into Vivo Part. was determined based on their respective economical value, evaluated by Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), based in the methodology of discounted cash flow, in Reference Date (“Valuation Report Exchange Ratio”). The valuation report prepared by Citi “ad referendum” of the shareholders of the Parties confirms that the Companies are reaciving equitable treatment.

4.2           Exchange Ratio: The non-controlling shareholders of Telemig Part. will receive, in exchange for the shares currently held by them in the Merged Company, new shares issued by Vivo Part., of the same class as those held by them in the capital stock of Telemig Part. according to the criteria referred to in item 4.1. above. The exchange ratio of the shares currently held by the shareholders of Telemig Part. for new shares to be issued by Vivo Part., according to the criteria established herein above by the Parties, considering the recommendation of the Special Committees referred in item 4.4. herein below, is the following: for each common and preferred share of Telemig Part., 1.37 new shares of the same class shall be issued by Vivo Part.

4.2.1        Fractions. To the shareholders of Telemig Part. which shares will be merged, and that, considering the exchange ratio, are entitled to fractions of shares, it will be paid, pro rata proportionally to their fractions, the net amount of the market price of the grouped fractions, obtained by means of the sale in auction (or auctions, as the case may be), to be held on BM&FBOVESPA S.A.. The shareholders will be paid in 5 (five) business days as from the last auction is held.

4.3.	Valuation of the net worth at market value for the purpose of Article 264 of Brazilian Corporate Law.

In accordance with article 264 of Law No. 6.404/76 and, only for the purpose of comparing the exchange ratio resulting from the adoption of the economic value criteria, chosen in the terms of

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item 4.1. above, with ones resulting from the criteria of net worth at market prices, Telemig Part. and Vivo Part. had their respective net worth appraised, based on the same criteria and on the same Reference Date, at market value, by Planconsult (“Valuation Report of Net Worth at Market Value”). As per the referred criteria, the calculation of the exchange ratio of shares of Telemig Part. for the shares of Vivo Part. would result in the following exchange ratio: to each common and each preferred share of Telemig Part. it would be granted 1,697712 shares of the respective class of Vivo Part..

4.4.	Manifestation of the Special Committee in the terms of Parecer de Orientação No.35, of September 01, 2008.

In the terms proposed by CVM in the Parecer de Orientação No. 35, as of September 01st, 2008 (“P.O. 35”), it was created by Telemig Part. a Special Committee, composed of a manager chosen by the majority of members of the Board of Directors, a director indicated by the non-controlling shareholders and a member selected by the other two members, as disclosed in the Notice of Material Fact as of March 20, 2009 (“Special Committee”).

The Special Committee of Telemig Part., after analyzing the valuation reports and the studies of the financial and legal advisors retained by Telemig Part. and the proposal of the management regarding the conditions of the Corporate Restructuring, as well as the other documents, and also counting with Banco Bradesco BBI S.A., enrolled with CNPJ/MF under No. 06.271.464/0001-93 (“Bradesco BBI”) as its independent financial advisor retained to help on the analysis of the Committee, expressed its view to the Management of the referred Company, recommending the adoption of the exchange ratios placed within the ranges appointed in its letter of recommendation to the Board of Directors of the Company as being the most adequate, being such ranges, on their turn, within the ranges included in the Valuation Report Exchange Ratio prepared by Citi.

4.6.           Rights of New Shares:

4.6.1.        Political Rights. The new shares of Vivo Part. to be issued as a result of the Corporate Restructuring and granted to the shareholders of Telemig Part.(including those resulting from the merger of Telemig Celular), will grant the same rights currently granted to the outstanding shares issued by the Merging Company, of common and preferred shares of one class.  The table attached to this Protocol (“Annex I”) contains the description of the current statutory rights of the shares of Telemig Part. and the statutory rights granted by the outstanding shares of Vivo Part..

4.6.2.       Financial Rights. The shares of Vivo Part. to be issued as a result of the merger of shares of Telemig Part. (including the shares resulting from the merger of shares of Telemig Celular into Telemig Part.) are entitled to the same rights granted by the current outstanding common and preferred shares issued by Vivo Part., including the receipt of full dividends and/or interests on

5

shareholders’ equity (or other compensations) that are declared in the future by the issuer of the shares.

4.7.           Shares of the Merging Company: Based on the criteria of determining the exchange ratio herein above mentioned, Vivo Part. will issue 993,854 new common shares and 25,380,939 new preferred shares, having Vivo Part. immediately after the transaction, a total amount of 137,269,188 issued common shares and 263,444,639 issued preferred shares.

5.              Other Applicable Conditions.

5.1            Corporate Acts: Extraordinary Shareholders Meetings of Vivo Part. and Telemig Part., will be held for the analysis and resolution regarding the transaction contemplated in this Protocol..

An addition, extraordinary general shareholders meeting shall be held on the same date, as disclosed, to resolve about the merger of shares of Telemig Celular into Telemig Part.

5.2.           Withdrawal Rights: The common and preferred shareholders of Telemig Part. and the common shareholders of Vivo Part. that dissent from the merger of shares of Telemig Part. into Vivo Part. will have, as of the date of the extraordinary general shareholders’ meetings of the referred companies that resolve about the transaction subject to this Protocol, the right to withdraw from the respective companies, upon the reimbursement of shares they were shareholders on March 23, 2009, as disclosed.

Pursuant to article 137, IV and V, of Law No. 6,404/76, the term for exercising the right to withdraw is of 30 days as from the date the minutes of the Shareholders’ Meetings that approve the merger of shares are published. On the same date a Notice to Shareholders shall be published to inform, the limit date for exercising such right, the qualification form and conditions, as well as other related information.

The preferred shareholders of Vivo Part. will not have the right to withdraw, since such shares have liquidity and market dispersion, according to the dispositions of article 137, II, items a and b of Law no. 6,404/76.

5.2.1        The reimbursement amount to shareholders holding common and preferred shares of  Telemig Part. that dissent from the merger of shares transaction, calculated by their respective net worth value amount as per the financial statements of Telemig Part. as of March 31st, 2009, is of R$ 47,291641089 per common or preferred share.

5.2.2.       The reimbursement amount to shareholders holding common shares of Vivo Part. that dissent from the merger of shares transaction, calculated by their respective net worth value

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amount as per the financial statements of Vivo Part. as of March 31st, 2009, is of  R$ 22,483097320 per share.

According to the provisions of article 264, third paragraph, of Law No. 6.404/76, the non-controlling shareholders holding common and preferred shares of Telemig Part. that dissent from the Corporate Restructuring, may choose, within the period for exercising the right to withdraw, between the reimbursement amount based on the net worth of the Company or the reimbursement amount based on its net worth evaluated at market prices. For the purposes of the above, the managements of the companies inform that the reimbursement amount of  Telemig Part. calculated based on the net worth at market prices on the Reference Date of March 31st, 2009, is of R$33.369841195.

5.3.           Authorization. Without prejudice of item 3.4. of this Protocol, once the mergers of shares are approved, the Officers of Vivo Part. and of Telemig Part. will be responsible and authorized to take all the necessary measures for the implementation of the terms and conditions established in this Protocol, as provided in the applicable legislation.

5.4.           Jurisdiction. For all matters arising out of this Protocol, the parties elect the jurisdiction of the City of São Paulo, State of São Paulo.

5.5.            Approval of ANATEL - Agência Nacional de Telecomunicações. Even though it is not required the previous approval, the transaction of the merger of shares of Telemig Celular into Telemig Part. and, subsequently, the shares of Telemig Part. into Vivo Part. will be presented to the Agência Nacional de Telecomunicações – ANATEL.

5.6.           Approval of CADE - Conselho Administrativo de Defesa Econômica. As it is a corporate restructuring between companies of the same economical group, the transaction herein described is not subject to the approval of the Conselho Administrativo de Defesa Econômica – CADE..

5.7            Equitable treatment: Besides the manifestation of the Special Committee in the terms of PO 35 as referred in item 4.4 of this Protocol, Citi analyzed the Corporate Restructuring subject of this Protocol and, as of article 30 of the bylaws of Vivo Part., confirmed in the terms of the valuation report that Citi understands that the Parties are receiving equitable treatment in the Corporate Restructuring.

5.8            Advisors. The specialized companies retained to prepare evaluation reports for the determination of the exchange ratio of the merged shares by new shares to be issued by the Merging Company and for the evaluation of the shares to be merged, that declared to be independent from the Companies involved in the Corporate Restructuring.

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And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

São Paulo, May 29, 2009.

Telemig Celular Participações S.A.

_____________________________	_____________________________

Vivo Participações S.A.

_____________________________	_____________________________

Witnesses:

1.	______________________________

2.	_______________________________

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ANNEX I
Telemig Celular S.A.	Telemig Celular Participações S.A.	Vivo Participações S.A.
Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.
2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.
Preferred Shares

1. Political rights: the preferred shares of all classes do not have the right to vote, having, on the other hand, the right to elect, by separate ballot, a member of the Board of Directors.

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

a) in the resolutions in the shareholders meeting regarding the approval of the execution of agreements of long term between the company or its controlled companies, in one side, and the controlling shareholders or the controlled companies, affiliates, subject to common control or controlling shareholders of this last one, or that constitutes, in any other way, parties related to the Company, except when the agreements comply with the uniform clauses;

b) in the resolutions that refers to the amendment or revocation: (i) of article 14, II (approval of agreements as described above); (ii) sole paragraph of article 15 (call notice of General Shareholders’ Meeting shall be with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call); (iii) article 49 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

a) in the resolutions in the general shareholders meeting regarding the approval of agreement with related parties, in which the terms and conditions are more onerous than the ones normally adopted in the market.

b) in the resolutions that refers to the amendment or revocation: (i) of article 9 (approval of the agreements with related parties, as described above); (ii) sole paragraph of article 11 (call notice of general shareholders’ meeting with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call) and (iii) article 30 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

P.S: the preferred shares, currently, grant their holders the right to vote, temporarily, until the payment of the dividends that they are entitle to (declared in the Ordinary Shareholders’ Meeting held in 2009, for the payment until December 30, 2009).

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2.     Financial Rights:

1. Class “A”: priority in the reimbursement of the capital without premium and with right to receive dividends superior to, in 10% (ten per cent), the amount of dividends paid to the common shares;

Class "B”: priority in the reimbursement of the capital without premium and in the receipt of fixed and cumulative dividends of 9% (nine per cent) per year, calculated over the amount resulting from the division of the part of the capital stock, represented by the referred class, by the total amount of shares of such class;

Class "C": priority in the reimbursement of capital without premium and in the receipt of fixed and non cumulative dividends of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock, representing by the referred class, by the total amount of shares of such class, after the priority dividends of preferred shares  Class “B” are paid;

Classes "D" and “E”: priority in the reimbursement of capital without premium and in the receipt of fixed dividend (Class “D”) / minimum dividend (Class “E”) and non cumulative of 6% (six per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class "F": priority in the reimbursement of capital without premium and in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class "G": priority in the reimbursement of capital without premium and the right of payment of dividends, as the criteria herein below, alternatively, considering the one that represents the highest amount: I - priority in the receipt of fixed dividends

2.     Financial Rights:

Priority in the reimbursement in the capital, without Premium and payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) priority in the receipt of minimum dividends non cumulative corresponding to 3% (three per cent) of the net asset value of the share.

- right to participate in the distributed profits in equal conditions to the common shares, after the dividend equal to the minimum is guaranteed to those shares.

2.     Financial Rights:

Priority in the reimbursement of the capital, without premium and priority in the payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

 (a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) 3% (three per cent) per year, over the amount resulting from the division of net equity by the total amount of shares of the Company and

- right to participate in the profits distributed in equal conditions as the common shares, after the dividend equal to the minimum is guaranteed to those shares.

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and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of the capital stock, represented by the referred class, by the total amount of shares of that class, issued by the Company; or II - the right to participate in the dividends to be distributed in the terms of article 39, sole paragraph, of the Bylaws, according to the following criteria:
a) priority in the receipt of minimum non cumulative dividends corresponding to 3% (three per cent) of the net asset value of the share; and
b) the right to participate in the profits distributed in equal conditions as the common shares, after it is guaranteed the dividend equal to the minimum prioritized established in accordance with item “a” above.

2.  The preferred shares class “B” and “C” might be redeemed, at any time, by the amount calculated as provided in article 11 of the Bylaws, or by the stock market value, when it is superior to the above, as per the resolution of Shareholders’ Meeting, chosen randomly, if the cash and cash equivalents of the Company do not permit the total redemption.

3. Dividends shall be paid with priority to the preferred shares, attending the priorities, successively and in this order, of preferred shares of B, C, D, E, F and G classes, up to the limit of their preference, allocating the balance for the payment of dividends to the other shares, granting to Class “A” preferred shares an amount that is 10% higher than the amount paid to common shares. The balance will be distributed amongst common shares and preferred shares of classes A, E and G in equal conditions between them, though the participation of class “G” preferred shares in the balance shall only occur in case of receiving minimum dividends of 3% of the asset value of the share (article 11, VII,’II’ of the bylaws of the Company).

4. The holders of preferred shares classes A, B, C, D, E and F can, during a 90 day period, as from the publishing of the minutes of the General Shareholders’ meeting that has approved the creation of class “G”, exercise the right to convert their shares into shares of such class.

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Commission, or SEC: This document is only information distributed by the Companies to their shareholders in connection with a actions to be taken by these shareholders at an Extraordinary General Meetings of their shareholders and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. and Telemig Celular Participações S.A. inform to their investors of American Depositary Shares and Vivo Participações S.A., Telemig Celular S.A. and Telemig Celular Participações S.A. inform to the U.S. holders of common and preferred shares of the Companies that they will file a registration statement with the SEC in connection with the transactions described in the Notice of Material Fact filed on May 29, 2009. The investors of American Depositary Shares of Vivo Part. and of TCP and to the U.S. holders of common and preferred shares of TC, TCP and Vivo Part. are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, once such documents will contain important information. The U.S. prospectus/Information statement addressed to the investors of American Depositary Shares of the TCP and Vivo Part. and of holders of common and preferred shares of TCP, TC and of Vivo Part. will be filed with the SEC as part of the Registration Statement on Form F-4 of Vivo Part. and of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by TCP and by Vivo Part. with the SEC at its website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from Vivo Part. and TCP.

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ITEM 3

Protocol of Merger of Shares and
Instrument of Justification of
Telemig Celular S.A.
into
Telemig Celular Participações S.A.

By this private instrument, the parties described below, by their respective Officers, in witness thereof, enter this Protocol of Merger of Shares and Instrument of Justification (“Protocol”), in accordance with articles 224, 225, 226 and 252 of Law No. 6,404, dated as of December 15, 1976, observing the applicable provisions of Instruction CVM No. 319 of December 03, 1999, issued by the Brazilian Securities Exchange Commission - Comissão de Valores Mobiliários (“CVM”).

(a) Telemig Celular Participações S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.558.118/0001-65, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No.  860.196.518-00, resident and domiciled at the capital of State de São Paulo and with professional address at Av. Roque Petroni Junior 1464, 6º andar, part A, Morumbi, São Paulo/SP - Chief Executive Officer, and Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled at Capital of the State of São Paulo, with professional address at Av. Roque Petroni Junior No. 1464, 6º andar, lado A, Morumbi, CEP 04707-000, Chief Financial Executive (“Telemig Part.” or “Merging Company”);

(b) Telemig Celular S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.320.739/0001-06, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No.  860.196.518-00, resident and domiciled at the capital of State de São Paulo, and with professional address at Av. Roque Petroni Junior 1464, 6º andar, lado A, Morumbi, São Paulo/SP, Chief Executive Officer,  Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled at Capital of the State of São Paulo, with professional address at Av. Roque Petroni Junior No. 1464, 6º andar, lado A, Morumbi, CEP 04707-000, Chief Financial Executive (“Telemig Celular” or “Merged Company”);

being Telemig Part. and Telemig Celular, referred to jointly as “Parties”;

1.           Justification

WHEREAS Telemig Part. is the controlling shareholder of Telemig Celular, holder of 89.18% of its common shares;

WHEREAS Telemig Part. is controlled by Vivo Participações S.A., a publicly-held corporation, with its head office located at Av. Roque Petroni Junior, n° 1464, in the City of São Paulo - SP, enrolled with CNPJ/MF under No.02.558.074/0001-73 (“Vivo Part.”), that holds 97.04% of the common shares of Telemig Part. and that Vivo Part. also holds directly shares of Telemig Celular (representing arouond 7.39% of the total capital stock of such company);

WHEREAS the current organizational structure of the companies, as described above, is composed of three publicly-held companies, being two of them, Vivo Part. and Telemig Part., with American Depositary Receipts traded abroad;

The Parties understand that the simplification of the corporate structure, by means of the merger of shares of Telemig Celular into Telemig Part., as per the terms of this Protocol (“Merger of Shares Telemig Celular”) and, subsequently, the merger of shares of Telemig Part. into Vivo Part. as described in the Notice of Material Fact as of March 20, 2009 (“Corporate Restructuring”) - and described in another specific protocol - is justified, as it will decrease the administrative costs, and it will allow the shareholders of the involved companies to participate in only one company with shares traded in Brazilian and foreign stock exchanges, resulting in a higher liquidity and, also facilitating the unification, standardization and the rationalization of the general administration of the Companies involved.

2.	Capital Stock of the Merging Company and of the Merged Company.

2.1.          Capital Stock of Telemig Part.: The capital stock subscribed and paid-in of Telemig Part. currently amounts to R$ 623,350,577.23 (six-hundred and twenty-three million, three hundred and fifty thousand and five hundred and seventy-seven reais and twenty three cents), divided into 37,488,145 (thirty seven million, four hundred and eighty-eight thousand and one hundred and forty-five) shares, being 13,689,091 (thirteen million, six hundred and eighty-nine thousand and ninety one) common shares and 23,799,054 (twenty-three million, seven hundred and ninety-nine thousand and fifty-four) preferred shares, book-entry and without par value.

2.2.          Capital Stock of Telemig Celular: The capital stock subscribed and paid-in of Telemig Celular currently amounts to R$ 528,000,000.00 (five hundred and twenty eight million reais),

divided in 2,372,176 (two million, three hundred and seventy two thousand, one hundred and seventy six) shares, being 891,241 (eight hundred ninety one thousand and two hundred forty one) common shares and 1,480,935 (one million, four hundred eighty thousand, nine hundred thirty five) preferred shares, book-entry shares without par value.

3.	Shares to be Merged and the capital increase

3.1.          Merger of shares: In view of the merger of the totality of the shares of Telemig Celular held by its non-controlling shareholders into Telemig Part., Telemig Celular shall become a wholly-owned subsidiary of Telemig Part., being granted directly to the shareholders of Telemig Celular, the shares or eventually the fractions of shares that they are entitled to in Telemig Part., in accordance with the exchange ratio established in item 4.2. of this Protocol.

3.2.          Reference Date and Valuation of Telemig Celular. The shares of Telemig Celular to be merged into Telemig Part. were evaluated based on their economic value, on March 31, 2009 (“Reference Date”). The Valuation Report of the shares of Telemig Celular to be transferred to Telemig Part., in accordance with article 252, §1º combined with article 8º, both of Law No. 6.404, of December 15, 1976 (“Valuation Report of Capital Increase”), was prepared by PLANCONSULT Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) "ad referendum" the shareholders of the Parties of this Protocol.

3.3.          Variations in the Net Worth. The net worth variation in Telemig Celular between the Reference Date of the transaction contemplated in this Protocol and the effectiveness of the merger of its shares, shall remain in Telemig Celular.

3.4.          Capital increase of Telemig Part. as a result of the Merger of Shares: If the merger of shares of Telemig Celular into Telemig Part. is approved by their shareholders as stated in item 3.2. herein above, the amount equivalent to the value of shares of Telemig Celular evaluated in R$ 675,042,982.18 (six hundred and five million, fourty and two thousand, nine hundred and eighty and two reais and eighteen cents) as per the Valuation Report of Capital Increase will be merged into the net worth of Telemig Part., being R$ 461,368,861.48 as capital and  R$ 213,674,120.69 as capital reserve. Therefore, the capital stock of Telemig Part. will be increased in the amount of R$ 461,368,861.48, so that its capital stock will be changed from R$ 623.350.577,23 to R$1,084,719,438.71.

4.	Exchange Ratio of Shares, Political and Financial Rights.

4.1.          Criteria for Determining the Exchange Ratio and Valuation: the exchange ratio of the shares of Telemig Celular to be merged into Telemig Part. was determined based on their respective economical value evaluated by Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), based in the methodology of discounted cash flow, in Reference Date (“Valuation Report Exchange Ratio”). The valuation report prepared by Citi “ad referendum” of the shareholders of the Parties confirms that the Companies are receiving equitable treatment.

4.2.           Exchange Ratio: The non-controlling shareholders of Telemig Celular will receive, in exchange for the shares currently held by them in the Merged Company, new shares issued by Telemig Part., of the same class as those held by them in the capital stock of Telemig Celular according to the criteria referred to in item 4.1. above. The exchange ratio of the shares currently held by the shareholders of Telemig Celular for new shares to be issued by Telemig Part., according to the criteria established herein above by the Parties, considering the recommendation of the Special Committees referred in item 4.5. herein below, is the following: for each common and preferred share of Telemig Celular, 17.40 new shares of the same class shall be issued by Telemig Part.

4.2.1.        Fractions. To the shareholders of Telemig Celular which shares will be merged, and that, in view of the exchange ratio, are entitled to fractions of shares, it will be paid, proportionally pro rata to their fractions, the net amount of the market price of the grouped fractions, obtained by means of sale in auction (or auctions, as the case may be), to be held on BM&FBOVESPA S.A.. The shareholders will be paid in 5 (five) business days as from the last auction is held.

4.3.           Valuation of the net worth at market value for the purpose of Article 264 of Brazilian Corporate Law.

In accordance with article 264 of Law No. 6.404/76 and, only for the purpose of comparing of the exchange ratio resulting from the adoption of the economic value criteria, chosen in the terms of item 4.1. above, with the ones resulting from of the criteria of net worth at market prices, Telemig Celular and Telemig Part. had their respective net worth appraised, based on the same criteria and on the same Reference Date, at market value, by Planconsult (“Valuation Report of Net Worth at Market Value”). As per the referred criteria, the calculation of the exchange ratio of shares of Telemig Celular for the shares of Telemig Part. would result in the following exchange ratio: to each common and each preferred share of Telemig Celular it would be granted 13.912301 shares of the respective class of Telemig Part.

4.4.           Additional Information – Subsequent Merger.

Considering that the proposed Corporate Restructuring involves the merger of shares of Telemig Part. into Vivo Part., subsequently to the merger of shares of Telemig Celular into Telemig Part., object of this Protocol, as additional information to the shareholders of Telemig Celular in order to provide them all conditions to allow them to decide if they should accept the terms of the

Merger of Shares of Telemig Celular, the management of the Merging Company states that: (i) in the merger of shares of Telemig Part. into Vivo Part., it is proposed that each common share and each preferred shares of Telemig Part. will be replaced by 1.37 shares of the respective class of Vivo Part. and (ii) the calculation of the exchange ratio of shares of Telemig Part. for shares of Vivo Part. in accordance with the net worth at market prices criteria referred in article 264 of Law 6.404/76, would result in the following: to each common share and each preferred share of Telemig Part. it would be granted 1.697712 shares of the respective class of Vivo Part.

4.5.           Manifestation of the Special Committees in the terms of Parecer de Orientação No.35, of September 01, 2008.

In the terms proposed by CVM in the Parecer de Orientação No. 35, of September 01, 2008 (“P.O. 35”), it was created by each one of the Parties of this Protocol, a Special Committee, composed, in each of the companies, by a manager chosen by the majority of members of the Board of Directors, a director indicated by the non-controlling shareholders and a member selected by the other two members, as disclosed in the Notice of Material Fact as of March 20, 2009 (“Special Committees”).

The Special Committee of Telemig Celular, after analyzing the valuation reports and the studies of the financial and legal advisors retained by the Companies and the proposal of the management regarding the conditions of the Corporate Restructuring, as well as the other documents, including counting with Banco Bradesco BBI S.A., enrolled with CNPJ/MF under No. 06.271.464/0001-93 (“Bradesco BBI”) as its independent financial advisor retained to help on the analysis of the Committee, expressed its view to the Management of the referred company, recommending the adoption of the exchange ratios placed within the ranges appointed in its letter of recommendation to the Board of Directors of the Company as being the most adequate, being such ranges, on their turn, within the ranges included in the Valuation Report Exchange Ratio prepared by Citi.

4.6.           Rights of New Shares:

4.6.1.       Political Rights. The new shares of Telemig Part. to be issued as a result of the Corporate Restructuring and granted to the shareholders of Telemig Celular will grant the same rights currently granted to the outstanding shares issued by the Merging Company, of common and preferred shares of one class. The table attached to this Protocol (“Annex I”) contains the description of the current statutory rights of the shares of Telemig Celular and the statutory rights granted by the outstanding shares of Telemig Part.

Also, considering that it is contemplated in the Corporate Restructuring the subsequent merger of shares of Telemig Part. into Vivo Part., the new shares to be issued as a consequence of the merger of shares of Telemig Celular Part. (including the shares resulting from the merger of shares of Telemig Celular), will grant to their holders the same rights of the outstanding common and preferred shares of Vivo Part. Therefore, the table in Annex I also includes the description of the current rights of the shares of Telemig Celular and the ones granted by the shares issued by Vivo Part.

4.6.2.        Financial Rights. The shares of Telemig Part. to be issued as a result of the merger of shares of Telemig Celular are entitled to the same rights granted by the current outstanding common and preferred shares issued by Telemig Part.

Also, considering that the proposal of the Corporate Restructuring contemplates a subsequent merger of shares of Telemig Part. into Vivo Part., the management of Telemig Part. informs that the shares of Vivo Part. to be issued as a result of the merger of shares of Telemig Part. (including the ones deriving from Telemig Celular), will be entitled to the same financial rights of the common and preferred outstanding shares issued by Vivo Part., including the receipt of full dividends and/or interests on shareholders’ equity (or other compensations) that are declared in the future by the issuer of shares.

4.7.           Shares of the Merging Company: Based on the criteria of determining the exchange ratio herein above mentioned, Telemig Part. will issue 1,678,700 new common shares and 5,234,912 new preferred shares, having Telemig Part. immediately after the transaction, a total amount of 15,367,791 issued common shares and 29,033,966 issued preferred shares.

5.              Other Aplicable Conditions.

5.1.           Corporate Acts: Extraordinary Shareholders Meetings of Telemig Part. and Telemig Celular will be held for the analysis and resolution regarding the transaction contemplated in this Protocol.

In addition, extraordinary general shareholders meeting shall be held on the same date, as disclosed, to resolve about the merger of shares of Telemig Part. into Vivo Part. Therefore, it is recommended that shareholders of Telemig Celular also analyze the conditions of the merger of shares of Telemig Part. into Vivo Part. to be disclosed by the Notice of Material Fact and that will be contemplated in the protocol that establish the terms and conditions of the merger of shares of Telemig Part. into Vivo Part.

5.2.           Withdrawal Rights: the common and preferred shareholders of Telemig Celular and the common and preferred shareholders of Telemig Part. that dissent from the merger of shares of Telemig Celular into Telemig Part. will have, as of the date of the extraordinary general shareholders’ meetings of the referred companies that resolve about the transaction subject to this Protocol, the right to withdraw from the respective companies, upon the reimbursement of shares they were shareholders on March 23, 2009, as disclosed. Pursuant to article 137, IV and V, of Law No. 6,404/76, the term for exercising the right to withdraw is of 30 days as from the date the minutes of the Shareholders’ Meetings that approve the Corporate Restructuring are published. On the same date a Notice to Shareholders shall be published to inform, the limit date for exercising such right, the form and qualification conditions, as well as other related information.

5.2.1.        The reimbursement amount to shareholders holding common and preferred shares of Telemig Celular that dissent from the Corporate Restructuring transaction, calculated by their respective net worth amount as per financial statements of Telemig Celular as of March 31st, 2009,  is of R$ 481.608590530 per share.

5.2.2.        The reimbursement amount to shareholders holding common and preferred shares of Telemig Part. that dissent from the Corporate Restructuring transaction, calculated by their respective net worth amount as per financial statements of Telemig Part. as of March 31st, 2009, is of R$ 47.291641089 per share.

According to the provisions of article 264, third paragraph, of Law No. 6.404/76, the non-controlling shareholders holding common and preferred shares of Telemig Part that dissent from the Corporate Restructuring, may choose, within the period for exercising the right to withdraw, between the reimbursement amount based on the net worth of the Company or the reimbursement amount based on its net worth evaluated at market prices. For the purposes of the above, the managements of the companies inform that the reimbursement amount of Telemig Part. calculated based on the net worth at market prices on the Reference Date of March 31, 2009 is R$ 33.369841195.

5.3.          Autorization. Without prejudice of item 3.4. of this Protocol, once the mergers of shares are approved, the Officers of Telemig Part. and Telemig Celular will be responsible and authorized to take all the necessary measures for the implementation of the terms and conditions established in this Protocol, as provided in the applicable legislation

5.4.           Jurisdiction. For all matters arising out of this Protocol, the parties elect the jurisdiction of City of Belo Horizonte, State of Minas Gerais.

5.5.          Approval of ANATEL - Agência Nacional de Telecomunicações. Even though it is not required the previous approval, the transaction of the merger of shares of Telemig Celular into Telemig Part. and, subsequently, the shares of Telemig Part. into Vivo Part. will be presented the Agência Nacional de Telecomunicações – ANATEL.

5.6.          Approval of CADE - Conselho Administrativo de Defesa Econômica. As it is a corporate restructuring between companies of the same economical group, the transaction herein described is not subject to the approval of the Conselho Administrativo de Defesa Econômica – CADE.

5.7.           Equitable treatment: Besides the manifestation of the Special Committee in the terms of PO 35 as referred in item 4.5 of this Protocol, Citi analyzed the Corporate Restructuring subject of this Protocol and, provided in article 49 of the bylaws of Telemig Part., it has confirmed in the valuation report that Citi understands that the Parties are receiving equitable treatment in the Corporate Restructuring.

5.8.           Independency of Advisors:. The specialized companies retained to prepare evaluation reports for determination of the Exchange ratio of the merged shares by new shares to be issued by the merging company and for the evaluation of the shares to be merged, have declared to be independent from the Companies involved in the Corporate Restructuring.

And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

Belo Horizonte, May 29, 2009.

Telemig Celular Participações S.A.

Telemig Celular S.A.

Witnesses:

1.

2.

ANNEX I

Telemig Celular S.A.	Telemig Celular Participações S.A.	Vivo Participações S.A.
Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.
2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.
Preferred Shares

1. Political rights: the preferred shares of all classes do not have the right to vote, having, on the other hand, the right to elect, by separate ballot, a member of the Board of Directors.

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

a) in the resolutions in the shareholders meeting regarding the approval of the execution of agreements of long term between the company or its controlled companies, in one side, and the controlling shareholders or the controlled companies, affiliates, subject to common control or controlling shareholders of this last one, or that constitutes, in any other way, parties related to the Company, except when the agreements comply with the uniform clauses;

b) in the resolutions that refers to the amendment or revocation: (i) of article 14, II (approval of agreements as described above); (ii) sole paragraph of article 15 (call notice of General Shareholders’ Meeting shall be with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call); (iii) article 49 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

Preferred Shares

1. Political rights: The preferred shares have the right of restrict vote, in the situations listed below:

a) in the resolutions in the general shareholders meeting regarding the approval of agreement with related parties, in which the terms and conditions are more onerous than the ones normally adopted in the market.

b) in the resolutions that refers to the amendment or revocation: (i) of article 9 (approval of the agreements with related parties, as described above); (ii) sole paragraph of article 11 (call notice of general shareholders’ meeting with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call) and (iii) article 30 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

P.S: the preferred shares, currently, grant their holders the right to vote, temporarily, until the payment of the dividends that they are entitle to (declared in the Ordinary Shareholders’ Meeting held in 2009, for the payment until December 30, 2009).

2.     Financial Rights:

1. Class “A”: priority in the reimbursement of the capital without premium and with right to receive dividends superior to, in 10% (ten per cent), the amount of dividends paid to the common shares;

Class "B”: priority in the reimbursement of the capital without premium and in the receipt of fixed and cumulative dividends of 9% (nine per cent) per year, calculated over the amount resulting from the division of the part of the capital stock, represented by the referred class, by the total amount of shares of such class;

Class "C": priority in the reimbursement of capital without premium and in the receipt of fixed and non cumulative dividends of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock, representing by the referred class, by the total amount of shares of such class, after the priority dividends of preferred shares  Class “B” are paid;

Classes "D" and “E”: priority in the reimbursement of capital without premium and in the receipt of fixed dividend (Class “D”) / minimum dividend (Class “E”) and non cumulative of 6% (six per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class "F": priority in the reimbursement of capital without premium and in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class "G": priority in the reimbursement of capital without premium and the right of payment of dividends, as the criteria herein below,

2.     Financial Rights:

Priority in the reimbursement in the capital, without Premium and payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) priority in the receipt of minimum dividends non cumulative corresponding to 3% (three per cent) of the net asset value of the share.

- right to participate in the distributed profits in equal conditions to the common shares, after the dividend equal to the minimum is guaranteed to those shares.

2.     Financial Rights:

Priority in the reimbursement of the capital, without premium and priority in the payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

 (a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) 3% (three per cent) per year, over the amount resulting from the division of net equity by the total amount of shares of the Company and

- right to participate in the profits distributed in equal conditions as the common shares, after the dividend equal to the minimum is guaranteed to those shares.

alternatively, considering the one that represents the highest amount: I - priority in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of the capital stock, represented by the referred class, by the total amount of shares of that class, issued by the Company; or II - the right to participate in the dividends to be distributed in the terms of article 39, sole paragraph, of the Bylaws, according to the following criteria:
a) priority in the receipt of minimum non cumulative dividends corresponding to 3% (three per cent) of the net asset value of the share; and
b) the right to participate in the profits distributed in equal conditions as the common shares, after it is guaranteed the dividend equal to the minimum prioritized established in accordance with item “a” above.

2.  The preferred shares class “B” and “C” might be redeemed, at any time, by the amount calculated as provided in article 11 of the Bylaws, or by the stock market value, when it is superior to the above, as per the resolution of Shareholders’ Meeting, chosen randomly, if the cash and cash equivalents of the Company do not permit the total redemption.

3. Dividends shall be paid with priority to the preferred shares, attending the priorities, successively and in this order, of preferred shares of B, C, D, E, F and G classes, up to the limit of their preference, allocating the balance for the payment of dividends to the other shares, granting to Class “A” preferred shares an amount that is 10% higher than the amount paid to common shares. The balance will be distributed amongst common shares and preferred shares of classes A, E and G in equal conditions between them, though the participation of class “G” preferred shares in the balance shall only occur in case of receiving minimum dividends of 3% of the asset value of the share (article 11, VII,’II’ of the bylaws of the Company).

4. The holders of preferred shares classes A, B, C, D, E and F can, during a 90 day period, as from the publishing of the minutes of the General

Shareholders’ meeting that has approved the creation of class “G”, exercise the right to convert their shares into shares of such class.

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Commission, or SEC: This document is only information distributed by the Companies to their shareholders in connection with a actions to be taken by these shareholders at an Extraordinary General Meetings of their shareholders and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. and Telemig Celular Participações S.A. inform to their investors of American Depositary Shares and Vivo Participações S.A., Telemig Celular S.A. and Telemig Celular Participações S.A. inform to the U.S. holders of common and preferred shares of the Companies that they will file a registration statement with the SEC in connection with the transactions described in the Notice of Material Fact filed on May 29, 2009. The investors of American Depositary Shares of Vivo Part. and of TCP and to the U.S. holders of common and preferred shares of TC, TCP and Vivo Part. are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, once such documents will contain important information. The U.S. prospectus/Information statement addressed to the investors of American Depositary Shares of the TCP and Vivo Part. and of holders of common and preferred shares of TCP, TC and of Vivo Part. will be filed with the SEC as part of the Registration Statement on Form F-4 of Vivo Part. and of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by TCP and by Vivo Part. with the SEC at its website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from Vivo Part. and TCP.

ITEM 4

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 12:00 p.m. of July 14, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve, considering the Notices of Material Fact published on March 23, 2009 and on April 16, 2009 (“Notices of Material Fact”), about the following agenda:

(a)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular S.A. (“TC”), in connection with the merger of the shares of TC into the Company for the conversion of TC into a wholly-owned subsidiary of the Company, as described in the Notices of Material Fact;

(b)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Vivo Participações S.A. (“Vivo Part.”), in connection with the merger of the shares of the Company into Vivo Part. for the conversion the Company into a wholly-owned subsidiary of Vivo Part., as described in the Notices of Material Fact;

(c)           ratify the retention, by the managers of the Company, Vivo Part. and TC: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the net worth of the Company, TC and Vivo Part., based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and companies TC and Vivo Part. based on their economic values; and (b) evaluate the shares of the Company and TC for the purpose of setting forth the capital increase of the respective merging companies of the shares of TC and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company, TC and Vivo Part. based on their respective book values.

(d)           analyze and resolve about the valuation reports mentioned in item (c) above and the consequent capital increase resulting from the merger of shares, in accordance with the Protocol of Merger, with the amendment to article 5 of the bylaws of the Company; and

(e)           resolve about the exchange ratio of shares of TC for new shares to be issued by the Company, with the conversion of TC into a wholly-owned subsidiary of the Company; and the exchange ratio of shares of the Company for new shares to be issued by Vivo Part., with the conversion of the Company into a wholly-owned subsidiary of Vivo Part.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interest held in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, and, additionally, may also be viewed in the websites of Investors Relation and www.telemigholding.com.brwww.bovespa.com.brBM&FBOVESPA.

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Commission, or SEC: This Call Notice is only a piece of information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting of the Company and this is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular Participações S.A. informs to its investors of American Depositary Shares and to the U.S. holders of common and preferred shares of the Company that it will file a registration statement with the SEC in connection with the transactions described in the Call Notice. The investors of American Depositary Shares of the Company and the U.S. holders of common and preferred shares of the Company are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, since such documents will contain important information. The U.S. prospectus/information statement addressed to the investors of American Depositary Shares of the Company and to the U.S. holders of common and preferred shares of the Company will be filed at SEC as part of the Registration Statement in Form F-4 of the Company and of Vivo Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by the Company with SEC at the website of SEC, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from the Company.

Belo Horizonte, May 29, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

ITEM 5

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 10:00 a.m. of July 14, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve, considering the Notices of Material Fact published on March 23, 2009 and on April 16, 2009 (“Notices of Material Fact”), about the following agenda:

(a)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular Participações S.A. (“TCP”), in connection with the merger of it shares into TCP for the conversion of the Company into a wholly-owned subsidiary of TCP, as described in the Notices of Material Fact;

(b)           ratify the retention, by the managers of the Company and TCP: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the net worth of the Company and TCP, based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and TCP at market prices; and (b) evaluate the shares of the Company and TCP for the purpose of setting forth the capital increase of the respective merging companies of shares of TCP and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company and TC, based on their respective book values;

(c)           analyze and resolve about the valuation reports mentioned on item (b) above; and

(e)           resolve about the exchange ratio of shares of the Company for new shares to be issued by TCP, with the conversion of the Company into a wholly-owned subsidiary of TCP.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interests in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above and, additionally, may also be viewed at the websites of Investors Relations and www.telemigholding.com.brwww.bovespa.com.brBM&F BOVESPA.

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Comission, or SEC: This Call Notice is only a piece of information distributed by Telemig Celular S.A. to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meetings of the Company and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular S.A. informs to the U.S. holders of common and preferred shares of the Company that a registration statement will be filed with the SEC in connection with the transactions described in the Call Notice. The U.S. holders of common and preferred shares of the Company are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents attached to the prospectus by reference, since such documents will contain important information. The U.S. prospectus/information statement addressed to the U.S. holders of common and preferred shares of the Company will be filed at SEC as part of the Registration Statement in Form F-4 of Vivo Participações S.A. and of Telemig Celular Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by the Company with SEC at the website of SEC, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free at Vivo Participações S.A. and at Telemig Celular Participações S.A.

Belo Horizonte, May 29, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

ITEM 6

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 29, 2009.

1. DATE, TIME AND PLACE: May 29, 2009, at 8:00 a.m., exceptionally at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6th floor, part B.

2. CHAIRMAN AND SECRETARY: Shakhaf Wine – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting commenced with the members of the Board that approve these minutes, in compliance with the quorum set forth in the By-laws. The members of the Board of Auditors, Messrs Paula Bragança França Mansur, Fabiana Faé Vicente Rodrigues and Mr. Cláudio José Carvalho de Andrade also attended this meeting in compliance with article 163, third paragraph of Law No. 6,404/76. The representatives of Citigroup Global Markets Inc., financial advisor of the Company and Planconsult e Consultoria, as well as Banco Bradesco BBI S.A. (“Bradesco BBI”), were also present to advise the Special Committee of the Company to be merged.  Also present were the representatives of the law office Machado, Meyer, Sendacz e Opice Advogados, in their capacity as legal advisors to the Company in order to provide any necessary clarifications.

4.  AGENDA AND RESOLUTIONS:

Mr. Shakhaf Wine, Vice-President of the Board of Directors clarified that, as was known by all the present members, the purpose of the meeting was to resolve the terms and conditions of the corporate restructuring (“Corporate Restructuring”), involving the merger of all the shares of Telemig Celular S.A. (“TC”), a publicly-held company incorporated in accordance with the laws of Brazil, with its head office in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under No. 02.320.739/0001-06 not owned by the Company, into those of the Company, with TC becoming its wholly-owned subsidiary and, subsequently, the merger of the totality of shares of the Company into Vivo Participações S.A. (“Vivo Part.”), a publicly-held company controlling shareholder of the Company, incorporated in accordance with the laws of Brazil, with its head office at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6º andar, enrolled with CNPJ/MF under No. 02.558.074/0001-73, with TCP becoming a wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”). The referred

Corporate Restructuring will be submitted for final approval of the General Shareholders Meeting of the Company, of TC and of Vivo Part.

The Chairman pointed out that, after the necessary considerations regarding the purposes of the transaction, it was concluded that the adoption of the Corporate Restructuring, as proposed, will result in the consolidation of the shareholders of the Company, of TC and Vivo Part. in only one publicly-held company and that this would allow the shareholders to participate in a company with higher liquidity in Brazilian and foreign stock exchanges, and that the transaction would also result in the simplification of the current organizational and shareholding structure of the business and aid the standardization and the rationalization of the general administration of the Companies involved in the Corporate Restructuring.

The Chairman also clarified that, as resolved in the meeting of the Board of Directors held on March 20, 2009, a Special Committee was created in TCP and in TC, as recommended by the Parecer de Orientação 35/08 issued by the Brazilian Securities Exchange Commission – CVM, and that their members have carried out their responsibilities as described in the Parecer de Orientação, including their review of the exchange ratios proposed by the Board based on the Valuation Report prepared by Citigroup Global Markets Inc., the advisement of Banco Bradesco BBI (acting as independent financial advisor for the Committees). He also informed the board that the Special Committee of the Company recommended  the exchange ratios in the ranges indicated in its recommendation letter as being the most adequate, being such ranges within the ranges included in the report prepared by Citigroup Global Markets Inc..

Regarding the terms and conditions of the Corporate Restructuring involving the Company, the members of the Board of Directors, after receiving clarifications  and, considering the favorable opinion of the members of the Board of Auditors and the recommendations made by the Special Committee have resolved unanimously:

4.1.           to ratify, ad referendum of the general shareholders’ meeting of the Company that will resolve this matter, the retention by the Board of Officers, of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF  05.986.949/0001-48 (“Citi”), to evaluate  of the Company, of TC and of Vivo Part, based on their respective economic value on March 31, 2009, using  the discounted cash flow methodology, for the purposes of determining: (i) the exchange ratio of the common and preferred shares of TC for new shares to be issued by the Company; and (ii) the exchange ratio of the common and preferred shares of the Company for new shares to be issued by Vivo Part., as well as to render its view in regard to the exchange ratios established, having Citi declared that, since the exchange ratios proposed are within the exchange ratio range set forth on the Valuation Report, the exchange ratio was equitable to the shareholders of the Company;

4.2.           to ratify, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the retention of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) by the Board of Officers, to (i) evaluate the net worth of the Company and the companies TC and Vivo Part. at market value, for the purpose of article 264 of Law No. 6.404/76, and (ii) evaluate the shares of the Company and TC for the purpose of determining the capital increase of the respective merging companies of shares of TC and of the Company;

4.3.           to ratify, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the retention of the independent specialized company Ernst & Young Auditores Independentes SS., with head offices at Av. Presidente Juscelino Kubitschek, No. 1830, Torre I, 5º and 6º. Andares, São Paulo/SP, CEP 04543-900, enrolled  with CNPJ/MF under No. 61.366.936/0001-25 by the Board of Officers to evaluate the net worth of the Company, of TC and of Vivo Part. at book value;

4.4.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation reports of the net worth of the Company and of the companies TC and Vivo Part., at market prices, all using March 31, 2009 as the base date for the purpose of comparing the exchange ratios proposed with the exchange ratio that would result  from the adoption of the criteria of net worth at market price in the terms of article 264 of Law No. 6.404/76 (“Valuation Report of Net Worth at Market Prices”);

4.5.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation reports: (i) of the shares of TC to be merged into the Company, and (ii) of shares of Company to be merged into Vivo Part., both based in the economic value of such shares for the purpose of determining the capital increase of the respective merging companies of shares, in compliance with article 252 §1º, combined with article 8º, both of Law No. 6,404, of December 15, 1976 (“Valuation Report for Capital Increase”);

4.6.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation reports of the net worth of TC, of Vivo Part. and of the Company based on their respective book values (“Valuation Report of Net Worth at Book Value”);

4.7.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, and considering the range of the exchange ratios recommended by the Special Committee of the Company, the draft of the Protocol of Merger of Shares and Instrument of Justification to be executed on the date hereof between the Company and TC (“Protocol of Merger of TC”), which states the merger, of all shares of TC into the Company, with becoming TC a wholly-owned subsidiary of the Company. The Protocol of Merger of TC sets forth the terms and general conditions of the intended merger, the justifications of the transaction, the valuation criteria of the shares to be merged and the exchange ratio of the corporate participation of the f TC’ shareholders by new shares to be issued by the Company, proposed and agreed among the managements of the Company and TC;.

4.8.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, and considering the range of the exchange ratios recommended by the Special Committee of the Company, the draft of the Protocol of Merger of Shares and Instrument of Justification to be executed on the date hereof between the Company and Vivo Part. (“Protocol of Merger - Vivo Part.”), which states the merger of all of the shares of the Company into Vivo Part. The Protocol of Merger - Vivo Part. sets forth the terms and general conditions of the intended merger, the justifications of the transaction, the valuation criteria of shares to be merged and the exchange ratio of the corporate participation of the Company’s shareholders by new shares to be issued by Vivo Part.. , proposed and agreed among the managements of the Company and Vivo Part..

4.9.           After deliberating the exchange ratio based on the valuation report issued by Citi and based on the recommendations of the Special Committees, the Board of Directors approved the exchange ratio of 17.40 shares of the Company to each TC share and of 1.37 shares of Vivo Part. to each share of Company.  Both exchange ratios were within the range recommended as adequate by the Special Committee of TCP to its Board, and were also within the range of exchange ratios considered by Citi as equitable for the Companies. The Board has proposed that the fractions of shares resulting from the exchange ratios be grouped and sold in auction, (or auctions as the case may be) in BM&FBOVESPA, at market price, and that the net amount obtained shall be paid to the shareholders of the referred companies, who,  as a result of the mergers, will be entitled to that portion of the proceeds of the sale corresponding to the fractional shares they would have received, up to 5 (five) business days from the date that the auction is held (or the last auction, if the case may be).

The Board members were also informed of the opinion issued by Citi and ratified by Bradesco BBI, under the terms of article 30 of the by-laws of Vivo Part. and 49 of the by-laws of the Company, confirming that equitable treatment is being given to all involved companies, since the exchange ratios set forth are within the exchange ratio range indicated by Citi and by Bradesco BBI that are considered as giving equitable treatment to the companies.

In light of the approval of the terms and conditions of the Protocol of Merger of TC and the Protocol of merger – Vivo Part., as well as the clarifications regarding the contemplated Corporate Restructuring, the members of the Board of Directors have expressed their favorable opinion to the implementation of the transaction, and authorized the execution of the Protocols of Merger TC and Vivo Part., by the Officers, as well as authorized the Officers to take all the necessary measures to implement the Corporate Restructuring.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after read and approved, were executed by the members of the Board and by the Secretary, being registered in the proper corporate book.

São Paulo, May 29, 2009.

Luis Miguel Gilpérez López President of the Board of Directors (represented by Félix Pablo Ivorra Cano)	Shakhaf Wine Vice-President of the Board of Directors

Luis Miguel da Fonseca Pacheco de Melo Director (represented by Shakhaf Wine)	Rui Manuel de M. D’Espiney Patrício Director

Félix Pablo Ivorra Cano Director	Ignácio Aller Mallo Director (represented by Félix Pablo Ivorra Cano)

Carlos Manuel M. Fidalgo Moreira da Cruz Director (represented by Shakhaf Wine);	José Guimarães Monforte Director

Antonio Gonçalves de Oliveira Director	Marcelo Santos Barbosa Director

Fabiana Faé Vicente Rodrigues Member of the Board of Auditors	Paula Bragança França Mansur Member of the Board of Auditors

Cláudio José Carvalho de Andrade Member of the Board of Auditors	Breno Rodrigo Pacheco de Oliveira Secretary

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Commission, or SEC: This document is only information distributed by the Companies to their shareholders in connection with a actions to be taken by these shareholders at an Extraordinary General Meetings of their shareholders and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. and Telemig Celular Participações S.A. inform to their investors of American Depositary Shares and Vivo Participações S.A., Telemig Celular S.A. and Telemig Celular Participações S.A. inform to the U.S. holders of common and preferred shares of the Companies that they will file a registration statement with the SEC in connection with the transactions described in the Notice of Material Fact filed on May 29, 2009. The investors of American Depositary Shares of Vivo Part. and of TCP and to the U.S. holders of common and preferred shares of TC, TCP and Vivo Part. are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, once such documents will contain important information. The U.S. prospectus/Information statement addressed to the investors of American Depositary Shares of the TCP and Vivo Part. and of holders of common and preferred shares of TCP, TC and of Vivo Part. will be filed with the SEC as part of the Registration Statement on Form F-4 of Vivo Part. and of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by TCP and by Vivo Part. with the SEC at its website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from Vivo Part. and TCP.

ITEM 7

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.3.0001299-9 Publicly-held company MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 29, 2009.

1. DATE, TIME AND PLACE: May 29, 2009, at 8:00 a.m., exceptionally at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6th floor, part B.

2. CHAIRMAN AND SECRETARY: Shakhaf Wine – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting commenced with the attendance of the members of the Board that sign these minutes, in compliance with the quorum set forth in the By-laws. The members of the Board of Auditors, Messrs. Paula Bragança França Mansur, Fabiana Faé Vicente Rodrigues and Mr. Cláudio José Carvalho de Andrade, also attend to this meeting, pursuant to article 163, third paragraph of Law No. 6,404/76. The representatives of Citigroup Global Markets Inc., financial advisor of the Company and Planconsult e Consultoria, as well as Banco Bradesco BBI S.A. (“Bradesco BBI”), were retained to advise the Special Committee of the Company to be merged, as well as the representatives of the law office Machado, Meyer, Sendacz e Opice Advogados, in its capacity as legal advisors of the Company in order to provide any necessary clarifications.

4.  AGENDA AND RESOLUTIONS:

Mr. Shakhaf Wine, Vice-President of the Board of Directors clarified that, as was known by all the present members, the purpose of the meeting was to resolve the terms and conditions of the corporate restructuring (“Corporate Restructuring”), involving the merger of all the shares of the Company, a publicly-held company incorporated in accordance with the laws of Brazil, with its head office in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under No. 02.320.739/0001-06 not owned by Telemig Celular Participações S.A. (“TCP)”, into those of TCP, with the Company becoming its wholly-owned subsidiary and, subsequently, the merger of the totality of shares of the TCP into Vivo Participações S.A. (“Vivo Part.”), a publicly-held company controlling shareholder of the Company, incorporated in accordance with the laws of Brazil, with its head office at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6º andar, enrolled with CNPJ/MF under No. 02.558.074/0001-73, with TCP becoming a wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”).

The referred Corporate Restructuring will be submitted for final approval of the General Shareholders Meeting of the Company, of TC and of Vivo Part. This proposal for the Corporate Restructuring was presented to the Board in the meeting held on March 20, 2009. The referred Corporate Restructuring will be submitted for final approval at the General Shareholders Meetings of the Company, of TCP and of Vivo Part.

The Chairman pointed out that, after the necessary considerations regarding the purposes of the transaction, it was concluded that the adoption of the Corporate Restructuring, as proposed, will result in the consolidation of the shareholders of the Company, of TCP and of Vivo Part. in one publicly-held company and that this would allow the shareholders to participate in a company with higher liquidity in Brazilian and foreign stock exchanges, and that the transaction would also result in the simplification of the current organizational and shareholding structure of the business and aid the standardization and the rationalization of the general administration of the Companies involved in the Corporate Restructuring.

The Chairman also clarified that, as resolved in the meeting of the Board of Directors held on March 20, 2009, a Special Committee was created in TCP and in TC, as recommended by the Parecer de Orientação 35/08 issued by the Brazilian Securities Exchange Commission – CVM, and that their members have carried out their responsibilities as described in the Parecer de Orientação, including their review of the exchange ratios proposed by the Board based on the Valuation Report prepared by Citigroup Global Markets Inc., the advisement of Banco Bradesco BBI (acting as independent financial advisor for the Committees). He also informed the board that the Special Committee of the Company recommended  the exchange ratios in the ranges indicated in its recommendation letter as being the most adequate, being such ranges within the ranges included in the report prepared by Citigroup Global Markets Inc..

Regarding the terms and conditions of the Corporate Restructuring involving the Company, the members of the Board of Directors, after receiving clarifications and, considering the favorable opinion of the members of the Board of Auditors and the recommendations made by the Special Committee, have resolved unanimously:

4.1.           to ratify, ad referendum of the general shareholders’ meeting of the Company that will resolve this matter, the retention by the Board of Officers, of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF  05.986.949/0001-48 (“Citi”), to evaluate the Company and TCP, based on their respective economic value on March 31, 2009, using the discounted cash flow methodology, for the purpose of determining: (i) the exchange ratio of the common and preferred shares of the Company for new shares to be issued by the TCP; as well as to render its view in regard to the exchange ratios established, having Citi declared that, since the exchange ratio proposed is within the exchange ratio range set forth on the Valuation Report, the exchange ratio was equitable to the shareholders of the Company;

4.2.           to ratify, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the retention of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) by the Board of Officers to: (i) evaluate the net worth of the Company and of TCP at market value, for the purpose of article 264 of Law No. 6.404/76, and (ii) evaluate the shares of the Company for the purpose of determining the capital increase of TCP;

4.3.           to ratify, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the retention of the independent specialized company Ernst & Young Auditores Independentes SS., with head office at Av. Presidente Juscelino Kubitschek, No. 1830, Tower I, 5º and 6º. Floors, São Paulo/SP, CEP 04543-900, enrolled  with CNPJ/MF under No. 61.366.936/0001-25 by the Board of Officers to evaluate the net worth of the Company and of TCP at book value;

4.4.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation reports of the net worth of the Company and of TCP, at market prices, all using March 31, 2009 as base date, for the purpose of comparison of the exchange ratios proposed with the exchange ratio that would result  from the adoption of the criteria net worth at market price in the terms of article 264 of Law No. 6.404/76 (“Valuation Report of Net Worth at Market Prices”);

4.5.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation report of the shares of the Company to be merged into the TCP, based in the economic value of such shares for the purpose of determining the capital increase of TCP, in compliance with article 252 §1º, combined with article 8º, both of Law No. 6,404, of December 15, 1976 (“Valuation Report for Capital Increase”);

4.6.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, the valuation reports of the net worth of TCP and of the Company based on their respective book values (“Valuation Report of Net Worth at Book Value”);

4.7.           to approve, ad referendum of the general shareholders meeting of the Company that will resolve the referred matter, and considering the range of the exchange ratios recommended by the Special Committee of the Company, the draft of the Protocol of Merger of Shares and Instrument of Justification to be executed on the date hereof between the Company and TCP (“Protocol of Merger”), which states the merger, of all of the shares of the Company into TCP, with the Company becoming a wholly-owned subsidiary of TCP. The Protocol of Merger sets forth the terms and general conditions of the intended merger, the justifications of the transaction, the valuation criteria of the shares to be merged and the exchange ratio of the corporate participation of the Company’s shareholders by new shares to be issued by TCP as proposed and agreed among the managements of the Company and TCP.

4.8.           after deliberating the exchange ratio based on the valuation report issued by Citi and based on the recommendations of the Special Committee, the Board of Directors approved the exchange ratio of 17.40 shares of TCP to each share of the Company being such exchange ratio within the range recommended as adequate by the Special Committee of the Company and of TCP to their respective Boards, and also included in the range of exchange ratios considered by Citi as equitable for the Companies. The Board has proposed that the fractions of shares resulting from the exchange ratios be grouped and sold in auction (or auctions as the case may be) in

BM&FBOVESPA, at market price, and that the net amount obtained shall be paid to the shareholders of the Company, who,  as a result of the mergers, will be entitled to that portion of the proceeds of the sale corresponding to the fractional shares they would have received, up to 5 (five) business days from the date that the auction is held (or the last auction, if the case may be).

The Directors were also informed of the opinion issued by Citi and ratified by Bradesco BBI, in the terms of article 49 of the by-laws of TCP, confirming that an equal treatment is being given to all involved companies, since the exchange ratio set forth is within the exchange ratio range indicated by Citi and by Bradesco BBI that are considered equitable since the exchange ratios set forth are within the exchange ratio range indicated by Citi and by Bradesco BBI that are considered as giving equitable treatment to the companies.

In light of the approval of the terms and conditions of the Protocol of Merger herein resolved, as well as the clarifications made regarding the contemplated corporate restructuring, the members of the Board of Directors have expressed their favorable opinion to the implementation of the transaction, and authorized the execution of the Protocol of Merger, by the Officers, as well as authorized the Officers to take all the necessary measures to implement the Corporate Restructuring.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after read and approved, were executed by the members of the Board and by the Secretary, being registered in the proper corporate book.

São Paulo, May 29, 2009.

Luis Miguel Gilpérez López President of the Board of Directors (represented by Félix Pablo Ivorra Cano)	Shakhaf Wine Vice-President of the Board of Directors Chairman of the Meeting

Félix Pablo Ivorra Cano Director	Rui Manuel de M. D’Espiney Patrício Director

Antonio Cardoso dos Santos Director	Fabiana Faé Vicente Rodrigues Member of the Board of Auditors

Paula Bragança França Mansur Member of the Board of Auditors	Cláudio José Carvalho de Andrade Member of the Board of Auditors

Breno Rodrigo Pacheco de Oliveira Secretary

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Notice pursuant to the rules of U.S. Securities and Exchange Commission, or SEC: This document is only information distributed by the Companies to their shareholders in connection with a actions to be taken by these shareholders at an Extraordinary General Meetings of their shareholders and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. and Telemig Celular Participações S.A. inform to their investors of American Depositary Shares and Vivo Participações S.A., Telemig Celular S.A. and Telemig Celular Participações S.A. inform to the U.S. holders of common and preferred shares of the Companies that they will file a registration statement with the SEC in connection with the transactions described in the Notice of Material Fact filed on May 29, 2009. The investors of American Depositary Shares of Vivo Part. and of TCP and to the U.S. holders of common and preferred shares of TC, TCP and Vivo Part. are highly recommended to read the applicable U.S. prospectus/information statement (preliminary and definitive versions when available) and the documents  attached to the prospectus by reference, once such documents will contain important information. The U.S. prospectus/Information statement addressed to the investors of American Depositary Shares of the TCP and Vivo Part. and of holders of common and preferred shares of TCP, TC and of Vivo Part. will be filed with the SEC as part of the Registration Statement on Form F-4 of Vivo Part. and of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (when available) and other documents filed by TCP and by Vivo Part. with the SEC at its website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (when available) can also be obtained for free from Vivo Part. and TCP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Date:	May 29, 2009	By:	/s/ Ernesto Gardelliano
			Name:	Ernesto Gardelliano
			Title:	Investor Relations Officer